Oranco, Inc.

One Liberty Plaza, Suite 2310 PMB# 21

New York, NY 10006

September 14, 2018

VIA EDGAR

John Reynolds

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Oranco, Inc.

Current Report on Form 8-K Filed July 6, 2018

File No. 000-28181

Dear Mr. Reynolds:

Oranco, Inc. (the “Company”, “Oranco,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 31, 2018 regarding our current report on Form 8-K (the “8-K”) previously filed on July 6, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended 8-K submitted accompanying this Response Letter is referred to as Form 8-K/A.

Current Report on Form 8-K

Business

1.	Please discuss the effects of existing or probable governmental regulations on your business, as required by Item 101(h)(4)(ix) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 9 of Form 8-K/A  under “Regulations” section.

Customers, page 10

2.	We note that four customers each account for 10% or more of your revenues. Please identify these major customers and discuss any arrangements or agreements you have with them.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 10 of Form 8-K/A.

Suppliers, page 10

3.	Please name your other principal supplier and describe the material terms of your supply arrangements, including your partnership agreement with Fenjiu Group. File your supply and partnership agreements as exhibits. See Item 101(h)(4)(vi) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 10 of Form 8-K/A. The Company has filed its Partnership Agreement with Fenjiu Group Spirit Development Zone Sales Co., Ltd. as Exhibit 10.1, Supplier Contracts with Shanxi Yuanquan Drinking Co., Ltd. as Exhibit 10.2 and Exhibit 10.3, Supplier Contract with Shanxi Xinjin Merchants Wine Group Co., Ltd. as Exhibit 10.4, Supplier Agreement with Shanxi Xinghuacun, Supplier Agreement with Fuzhou Tongshunda Trading Co., Ltd. as Exhibit 10.5 and Supplier Agreement with Fuyang City Xinghua Haokoufu Wine Industry Flagship Store as Exhibit 10.6. The Company confirmed that it has never entered into any formal supplier agreements with Shanxi Wanli Wine Industry Sales Co., Ltd.

Management’s Discussion and Analysis

Economic and Political Risks, page 13

4.	Please discuss in greater detail the special considerations and risks associated with operating in China.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 14 of Form 8-K/A to add a discussion on special considerations and risks associated with doing business in China.

Results of Operations, page 15

5.	Please provide a comparative discussion of your results of operations for the interim period ended March 31, 2018 versus March 31, 2017 to comply with Item 303(b) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 19, Page 20 and Page 21 of Form 8-K/A.

Security Ownership of Certain Beneficial Owners and Management, page 18

6.	Please revise the table to include Mr. Zhang, your CFO. In addition, please reconcile the amount of shares outstanding throughout the disclosure. We note references to 70,191,480 in this section and on page 21, and references to 98,191,480 on page 2.

Response: In response to the Staff’s comment, the Company has revised the number “70,191,480” to “98,191,480” on page 25 of Form 8-K/A. The number “70,191,480” in the “Description of Securities” section was incorrect.

Directors, Executive Officers and Control Persons, page 19

7.	Please describe the business experience for the past five years for Ronald Zhang as your disclosure references only his experience since June 2017. In addition, for Peng Yang please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director in light of the company’s business and structure. See Item 101(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 23 of Form 8-K/A to add the business experience for the past five years for Ronald Zhang. In addition, the Company has added a discussion of the specific experience, qualifications, attributes or skills that led to the Company’s conclusion that Peng Yang should serve as a director in light of the Company’s business and structure.

Certain Relationships and Related Transactions, page 20

8.	Please provide the disclosure in this section for the time periods specified in Instruction 1 to Item 404 of Regulation S-K, rather than just the interim financial period currently provided.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 25 of Form 8-K/A.

9.	For each debt transaction discussed in this section, please provide the disclosure required by Item 404(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 25 of Form 8-K/A.

10.	Please describe the material terms of the transactions with Claudio Gianascio which resulted in the parties owing the amounts of $13,145,949 and $13,395,233.

Response: In response to the Staff’s comment, the Company has replaced “Claudio Gianascio” with “Peng Yang” and revised the corresponding related transaction amount on Page 25 of Form 8-K/A. Claudio Gianascio was not a director to Sure Rich Investment (Group) Limited.

11.	Please clarify the relationship between the company and Fuqing Jing Hong Trading Co., Ltd. File related party agreements as exhibits. Please also discuss the trade receivables from this related party as discussed in Footnote 17 on page F-21.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 25 of Form 8-K/A.  The Company has not entered into formal agreements with Fuqing Jing Hong Trading Co., Ltd. regarding trade transactions and trade receivables.

Market Price, page 21

12.	Please reconcile the statement on page 21 that your stock is traded in the OTC Pink market with the references to the OTCQB on pages 2 and 22.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 22 of Form 8-K/A, deleting the language referring to OTCQB.

Financial Statements

Consolidated Statements of Shareholders’ Equity, page F-5

13.	We note the acquisition reserve line item with RMB 12,151,843 presented as addition to acquisition reserve and RMB 14,201,843 presented as reduction to non-controlling interests in the fiscal year ended June 30, 2017. Please tell us the nature of the transaction and your accounting for the transaction under U.S. GAAP.

Response: In response to the Staff’s comment, on May 31, 2017 a subsidiary of the Company, Fenyang Huaxin Wine Industry Development Co Ltd, acquired an additional 41% interest in its subsidiary Fenyang Jinqiang Wine Co Ltd. As at May 31, 2017, the net asset value of Fenyang Jinqiang Wine Co Ltd was RMB 34,638, 641, 41% of which would be RMB 14,201,843, hence this amount has been shown as the reduction to non-controlling interests in the fiscal year ended June 30, 2017. The cash consideration was RMB 2,050,000; therefore the difference between the 41% net asset value as at May 31, 2017 and the cash consideration, which was RMB 12,151,843, has been presented as addition to acquisition reserve. The above explanation has been added to the financial statements on Page F-23.

Consolidated Statements of Cash Flows, Page F-6

14.	Please reconcile the amounts reported for changes in “trade receivable,” “deposits, prepayments and other receivables,” and “receipts in advances, accruals and other payables” under operating activities in the fiscal year ended June 30, 2017 to the related amounts reported in the balance sheets.

Response: In response to the Staff’s comment, please refer to the table below for the reconciliation of the amounts reported in the consolidated statement of cash flow for changes in trade receivables, deposits, prepayments and other receivables, and receipts in advance, accruals and other payables under operating activities for the financial year ended June 30, 2017 to the related amounts reported in the consolidated balance sheet. Disclosure  on Page F-6 in the consolidated statement of cash flow has been revised as below in response to this comment.

	Consolidated statement of cash flow items
	Trade receivables	Deposits, prepayments and other receivables	Receipts in advance, accruals and other payables	Loan made to related party

Balance as at 30.06.2017	47,517,200	31,404,225	17,493,902	-
Balance as at 30.06.2016	20,844,588	42,371,128	21,482,787	-
Movement per consolidated balance sheet	(26,672,612)	10,966,903	(3,988,885)	-
Reconciling items

Move to ‘loan made to related party’	9,056,757	-	-	(9,056,757)

Net-off of amounts due to and due from a Director	-	(13,395,033)	13,395,033	-

Movement in current tax liabilities balance	-	-	2,093,158	-

Total	(17,615,855)	(2,428,130)	11,499,306	(9,056,757)

Per previous consolidated statement of cash flow	(17,615,855)	(2,428,130)	11,499,306	(9,056,757)

Adjustments

Reverse ‘loan made to related party’	(9,056,757)	-	-	9,056,757

Reverse ‘net-off of amounts due to and due from a Director	-	13,395,033	(13,395,033)	-

Revised consolidated statement of cash flow	(26,672,612)	10,966,903	(1,895,727)	-

Unaudited Pro Forma Condensed Combined Statements of Operations, pages F-26 & F-28

15.	Please revise your pro forma statements of operations to present pro forma earnings per share information as required by Rule 11-02(b)(7) of Regulation S-X.

Response: In response to the Staff’s comment, The pro forma earnings per share have been added as requested.

Unaudited Pro Forma Condensed Combined Balance Sheets, page F-27

16.	We note the pro forma adjustments to the shareholder’s equity accounts. Please separately describe each adjustment, and explain how each adjustment was determined to comply with Rule 11-02(b)(6) of Regulation S-X. Please also tell us what consideration was given to the common shares issued in the Share Exchange transactions.

Response: In response to the Staff’s comment, below is the description of each pro forma adjustment:

(a)	These adjustments relate to the costs as following:

	USD	RMB
For the nine months ended March 31, 2018
Listing costs – legal fees	90,000	600,867
Salaries	132,000	1,040,411
Public Relation fees	6,000	408,746
Total	228,000	2,050,023

For the year ended June 30, 2017
Salaries	99,000	747,112
Public Relation fees	45,000	294,691
Total	144,000	1,041,803

(b)	This adjustment relates to the issue of 15,000,000 shares of nominal value of USD 0.001 to settle debt of RMB 260,796 (USD 41,287) owed to a Director on April 25, 2018.

(c)	This adjustment relates to the issue of 13,000,000 shares of nominal value of USD 0.001 for cash consideration of RMB 667,606 (USD 104,000) to 3 shareholders on May 30, 2018.

(d)	This adjustment relates to the issue of 349,296,000 shares of nominal value of USD 0.001 to the shareholders of Reliant Galaxy International Limited for exchange of 100% share capital of Reliant Galaxy International Limited on June 29, 2018.

Below is the explanation of how each adjustment was determined to comply with Rule 11-02(b)(6) of Regulation S-X.

(a)

The additional post-offering salaries relate to employees that have been hired by Oranco, Inc in light of the acquisition. These salaries were determined based upon the employment contracts with the individual employees.

The additional expenses relate to the fees charged by a public relation consultant who has been engaged in light of the acquisition. The fees were determined based upon the engagement letter with the consultant.

The additional legal fees relate to the fees charged by the Company’s lawyer to carry out the acquisition transaction. The fees were determined based upon the engagement letter with the lawyer.

(b)

These shares were issued to settle the debt owed to a Director, who had paid for legal expenses on behalf of the Company in relation to the acquisition transaction. The number of shares issued and the amount of debt settled were determined based upon the agreement between the Company and the Director and the share registration document.

(c)

These shares were issued for cash consideration to 3 investors. These 3 investors would not have purchased these shares should there be no acquisition transaction. The number of shares issued and the amount of cash consideration were determined based upon the investment agreement between the Company and these shareholders.

(d)

These shares were issued in exchange of 100% of share capital of Reliant Galaxy International Limited. These shares have been issued to enable the acquisition transaction.

For the reasons above, the Company believes that including these additional costs and the shares issued is an appropriate presentation and provides investors with more meaningful information than excluding these transactions would. The Company submits that it is appropriate to include these adjustments in the pro forma financial information. Additionally, mode detailed disclosure has been added regarding these adjustments.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at +1 (212) 530-2206.

Very truly yours,

/s/ Peng Yang
Peng Yang President and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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